

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

June 29, 2016

Kevin P. O'Connell
Chief Executive Officer
RC-1, Inc.
1100 Sunrise Center Drive
Thomasville, NC 27360

   Re: RC-1, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 16, 2016
     File No. 333-210960

Dear Mr. O'Connell:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2016 letter.

General

1. We note your response to our prior comment 2 and reissue. Please include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. Refer to Item 502(b) of Regulation S-K. In this regard, we note that you have included this obligation on the registration statement cover page rather than the outside back cover page of the prospectus.

2. We note your response to our prior comment 17 and that you deleted the heading "Certain Relationships and Related Party Transactions." Please revise the prospectus to include a section which discloses the information required by Item 404 of Regulation S-K.

Selling Stockholders, page 30

3. We note your response to our prior comment 19 and reissue in part. Please briefly explain the transactions from which the selling shareholders received the shares. Please include the date of the transactions, the amount of shares sold, and the price the shareholders paid for the shares. In the alternative, please tell us if it is a transaction or transactions reported in Part II. Item 15 under "Recent Sales of Unregistered Securities," at page II-1, and tell us which transactions.

Plan of Distribution, page 31

4. We note your response to our prior comment 21 and reissue in part. Please revise to clarify here that the selling shareholders will sell their shares at a fixed price of $.15 per share until quoted on the OTC Bulletin Board's OTCQB and thereafter at prevailing market prices or privately negotiated prices. In this regard, please delete the fifth sentence of this first paragraph in this section that says "Because there is currently no public market for our common stock, the selling shareholders will sell their shares of our common stock at prevailing market prices or privately negotiated prices."

Signatures, page II-4

5. We note that Ms. Austin has signed as a director. Please reconcile with your disclosure elsewhere in the registration statement that Mr. O'Connell is your sole director.

You may contact Patrick Kuhn at (202) 551-3308 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor
Office of Transportation and Leisure

cc: Brad Bingham, Esq.
     The Bingham Law Group APC